NEWS RELEASE – JULY 3, 2007

OLYMPUS’ ANNOUNCES PRICING OF $25,000,000 PROSPECTUS OFFERING

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Ontario—Olympus Pacific Minerals Inc. (“Olympus Pacific” or the “Company”) (TSX symbol: OYM) announced today that it has determined the terms of the pricing of the $25,000,000 CAD prospectus offering announced by the Company on June 27, 2007 (the “Offering”).  The Offering is for units (“Units”) of the Company where each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”).  Each Unit will be offered at $0.80 CAD and each Warrant will be exercisable at $0.90 CAD for a period of 24 months after the closing of the Offering (the “Closing”).  Accordingly, 31,250,000 Units will be offered comprised of 31,250,000 Shares and 15,625,000 Warrants.

A preliminary short form prospectus was filed by the Company in the provinces of British Columbia, Alberta and Ontario on June 26, 2007 (the “Preliminary Prospectus”).

The Offering will be led on a best efforts basis by Loewen Ondaatje, McCutcheon Ltd. and M Partners Inc. (collectively, the “Agents”).  The Company has granted the Agents an option exercisable, in whole or in part, no later than 24 hours prior to the Closing, to increase the size of the Offering by such number of additional Units as is equal to 15% of the number of Units sold under the Offering.  Accordingly, the Agents may elect to increase the size of the Offering by up to 4,687,500 Units resulting in the potential distribution of up to an additional 4,687,500 Shares and 2,343,750 Warrants.

The Preliminary Prospectus and the press release made by the Company on June 27, 2007 indicated that the Warrants shall be exercisable for a period of 36 months after the Closing.  The Company, along with the Agents, have determined that the Warrants shall instead be exercisable for a period of 24 months after the Closing.

The Closing is expected to occur on or about July 17, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the Offering will be used to further exploration and development of the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines, to begin the construction of the mine on the Phuoc Son Gold Property and toward working capital and general corporate purposes.

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a main focus in Vietnam. The Company’s most advanced gold properties are Bong Mieu and Phuoc Son, both located in central Vietnam near the port of Da Nang. Olympus, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. Its management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

This news release is not for distribution to United States newswire services or for dissemination in the United States. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

OLYMPUS PACIFIC MINERALS INC.
PRESS RELEASE – JULY 3, 2007

OLYMPUS PACIFIC MINERALS INC.

“David Seton”

Executive Chairman

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
or F: (416) 572-4202
www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) or forward-looking statements” within the meaning of the Secuities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information and forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information and forward-looking statements, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information and forward-looking statements are based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information and forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information or forward-looking statements.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information or forward-looking staements, whether as a result of new information, future events or otherwise.

OLYMPUS PACIFIC MINERALS INC.
PRESS RELEASE – JULY 3, 2007
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